FAIRMONT HOTELS & RESORTS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR

March 6, 2003

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING
MANAGEMENT PROXY CIRCULAR	1
General Information	1
Information on Voting	1
BUSINESS TO BE TRANSACTED AT THE MEETING	3
Financial Statements	3
Appointment of Auditors	3
Election of Directors	3
Approval and Reconfirmation of Shareholder Rights Plan	6
COMPENSATION AND OTHER INFORMATION	9
APPENDIX A – RESOLUTION REGARDING THE SHAREHOLDER RIGHTS PLAN	A-1
APPENDIX B – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	B-1

NOTICE OF ANNUAL AND SPECIAL MEETING

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Corporation”) will be held in the Imperial Room at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario at 10:00 a.m. on April 17, 2003 (Toronto time).

     Shareholders are invited to attend the Meeting for the following purposes:

     1.     to receive the consolidated financial statements for the year ended December 31, 2002 and the auditors’ report thereon;

     2.     to appoint auditors and authorize the directors to fix their remuneration;

     3.     to elect directors;

     4.     to consider and, if thought fit, to approve, with or without variation, an ordinary resolution approving and reconfirming the amended and restated shareholder rights plan of the Corporation; and

     5.     to transact such other business as may properly come before the Meeting or any adjournment thereof.

     Shareholders of record at the close of business on March 6, 2003 will be entitled to vote at the Meeting.

     Registered shareholders unable to attend the Meeting in person are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received before 5:00 p.m. (Toronto time) on April 16, 2003 by Fairmont’s transfer agent, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Registered shareholders may also vote by telephone or over the Internet. Complete instructions on how vote by telephone or over the Internet are described in the Management Proxy Circular. Non-registered shareholders must seek instructions on how to complete their form of proxy and vote their shares from their nominee.

     The 2002 Annual Report, the Management Proxy Circular and a form of proxy accompany this Notice of Meeting.

By order of the board of directors,

TERENCE P. BADOUR Senior Vice President, General Counsel and Secretary Toronto, Ontario March 6, 2003

MANAGEMENT PROXY CIRCULAR

General Information

     This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Corporation”) to be used at the annual and special meeting of shareholders and at any adjournment or adjournments thereof (the “Meeting”) to be held in Toronto, Ontario on April 17, 2003, at The Fairmont Royal York, 100 Front Street West, Toronto, Ontario and for the purposes set out in the accompanying Notice of Annual and Special Meeting (the “Notice of Meeting”).

     It is anticipated that copies of this Circular, Fairmont’s 2002 Annual Report and the form of proxy for shareholders will he distributed to shareholders on or before March 17, 2003. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, some shareholders may also be contacted by Fairmont employees personally or by telephone. In addition, the Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that such materials be promptly forwarded to the beneficial owners of shares registered in the names of such brokers, custodians, nominees and fiduciaries. Fairmont has retained Georgeson Shareholder Communications Canada, 66 Wellington Street West, Toronto Dominion Bank Tower, Suite 5210, Toronto, Ontario M5K 1J3 at a fee of approximately $21,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

     Except as noted otherwise, the information contained in this Circular is given as of March 6, 2003 and all dollar amounts used in this document are in U.S. dollars. On January 2, 2003, the rate of exchange based on the noon rate as quoted by the Bank of Canada was Cdn$1.00 = US$0.6350. All historical financial information converted into U.S. dollars in this document has been converted using this exchange rate.

     For those shareholders who cannot attend the Meeting in person, Fairmont has made arrangements to provide a live webcast of the speech of the Chief Executive Officer of the Corporation at the Meeting. Details on how shareholders may listen to the webcast will be found on the Corporation’s website (www.fairmont.com) and will also be set out in a press release to be issued prior to the Meeting.

Information on Voting

     Record Date for Notice of Meeting and Provisions Relating to Voting

     The board of directors of Fairmont has fixed March 6, 2003 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting. Each shareholder is entitled to one vote for each share held by him or her, as shown as registered in such holder’s name on the list of shareholders prepared as of the close of business on the Record Date. This list will be available for inspection during usual business hours at the office of Computershare Trust Company of Canada (“Computershare”), 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8 and will be available for inspection at the Meeting.

     Appointment of Proxy Holders

     Registered shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with Computershare prior to 5:00 p.m. (Toronto time) on April 16, 2003, or must present a properly executed proxy at the Meeting.

     All shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

     Registered shareholders may also vote by telephone or over the Internet. Those registered shareholders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. The telephone number to call (in Canada and the United States) is 1-866-673-3262. Registered shareholders must follow the instructions, included in the form of proxy received from the Corporation, and provide the 11-character holder account number and five-digit proxy access number, located on the form of proxy on the lower left-hand side. Voting instructions are then conveyed by use of the touch-tone selections over the telephone. Registered shareholders electing to vote via the Internet must access the website www.computershare.com/ca/proxy. Registered shareholders must then follow the instructions included in the form of proxy received from the Corporation which will have provided an 11-character holder account number and five-digit proxy access number located on the form of proxy on the lower left-hand side. The registered shareholder’s voting instructions are then conveyed electronically over the Internet.

     Non-registered shareholders, or shareholders that hold their shares in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since Fairmont’s registrar and transfer agent, Computershare, does not have a record of the names of the Corporation’s non-registered shareholders, Computershare will have no knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

     Shareholders who have appointed a named appointee of management to act and vote on their behalf as provided in the enclosed form of proxy and who do not provide any instructions concerning any matter identified in the Notice of Meeting will have the shares represented by such proxy voted FOR:

1.	an ordinary resolution confirming the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration;

2.	the election of the persons nominated for election as directors; and

3.	an ordinary resolution approving and reconfirming the amended and restated shareholder rights plan of the Corporation.

     The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of Fairmont.

     Revocability of Proxies

     A registered shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the registered office of Fairmont, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, at any time up to and including April 16, 2003 or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof or in any other manner permitted by law.

     Non-registered shareholders that have voted and wish to change their voting instructions should contact their nominee to discuss whether this is possible and what procedure to follow.

     Voting Shares and Principal Shareholders

     At March 6, 2003, there were 79,643,722 shares outstanding. Each share carries one vote.

     To the knowledge of the directors and officers of Fairmont, based on information at March 6, 2003, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, more than ten per cent of the outstanding shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

     The audited consolidated financial statements of the Corporation for the year ended December 31, 2002 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation which was mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Senior Vice President, General Counsel and Secretary of Fairmont upon request and will be available at the Meeting.

Appointment of Auditors

     Upon the recommendation of the Audit Committee of the board, the board of directors recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be reappointed as Fairmont’s auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP and its predecessors have served as the auditors of the Corporation for more than five years. The appointment of auditors shall be decided by a simple majority of votes cast by shareholders at the Meeting.

     The aggregate fees billed by PricewaterhouseCoopers LLP for audit and audit-related services provided to Fairmont for the 2002 fiscal year were approximately $1,530,000, which included fees of $505,000 for audit services, and $1,025,000 for fees related to tax services. For non-audit services, fees billed in 2002 were approximately $490,000.

     Representatives of PricewaterhouseCoopers LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

Election of Directors

     Fairmont’s articles provide for the board of directors to consist of a minimum of five and a maximum of 15 directors. The number of directors presently in office is ten. The board has set the number of directors to be elected at the Meeting at ten. The nominees for election as directors of the Corporation are: Stephen E. Bachand, William R. Fatt, Michael J. Kowalski, Angus A. MacNaughton, John D. McNeil, David P. O’Brien, John L. Sharpe, L. Peter Sharpe, Robert S. Singer and Carole S. Taylor. Mr. Kowalski was appointed a director of the Corporation in June 2002 and is standing for election for the first time. In addition, Mr. Singer is standing for election for the first time to fill the vacancy created by the retirement of Mr. Allan Taylor, O.C.

     The Corporate Governance and Nominating Committee of the board reviews annually the qualification of persons proposed for election to the board of directors and submits its recommendations to the board for consideration. The persons proposed for nomination are, in the opinion of the board and in the opinion of management, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the form of proxy are officers of Fairmont who intend to vote at the Meeting for the election of the nominees whose names are set out below, unless specifically instructed on the form of proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed.

     The following are the names of the proposed nominees; their municipalities of residence; all positions and offices held by them with Fairmont, as applicable; their principal occupations or employment during the past five years; the year from which each has continually served as a director of Fairmont or Canadian Pacific Limited (“CPL”) prior to the Corporation’s corporate reorganization in 2001 (the “Arrangement”), as applicable; and the number of shares, options and deferred share units (“DSUs”) owned by each of them or over which control or direction is exercised by each of them.

		Shares
		Beneficially
		Owned or
		over which
		Control or
		Direction is
Nominee and Residence	Principal Occupation and Employment	Exercised	Options/DSUs

STEPHEN E. BACHAND, Ponte Vedra Beach, Florida	Stephen E. Bachand, 64, is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hard goods retailer specializing in automotive, sports, leisure and home products. He held that position from March 1993 until August 2000. He is a director of the Bank of Montreal and Canadian Pacific Railway Company. Mr. Bachand was a director of CPL from 1997 until October 2001 and has been a Fairmont director since then.	1,564	12,000/1,812

WILLIAM R. FATT, Toronto, Ontario	William R. Fatt, 51, was appointed Chief Executive Officer and a director of Fairmont on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of FHR Holdings Inc. (“FHRHI”), positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy Hotels Real Estate Investment Trust. He is also a director of EnCana Corporation, Enbridge Inc., Sun Life Financial Services of Canada Inc. and The Jim Pattison Group.	48,022	516,937/35,860

MICHAEL J. KOWALSKI, Kinnelon, New Jersey	Michael J. Kowalski, 50, is Chairman and Chief Executive Office of Tiffany & Co. Mr. Kowalski was appointed President of Tiffany & Co. in January 1996 and assumed the role of Chief Executive Officer in February 1999. He has been a member of Tiffany & Co.’s Board of Directors since January 1995. Prior to his current role, Mr. Kowalski served as Chief Operating Officer and Executive Vice President to the company, a position he assumed in 1992. As Executive Vice President, he was responsible for the overall management and direction of the Merchandising, Design, Marketing and Public Relations divisions. He was appointed a Fairmont director in June 2002.	2,000	8,000/747

ANGUS A. MACNAUGHTON, Danville, California	Angus A. MacNaughton, 71, is President and director of Genstar Investment Corporation, a private investment company. He has held this position since 1987. He was a director of CPL from 1985 until October 2001 and has been a director of Fairmont since then. He is also a director of Barrick Gold Corporation and a director of Varian Semiconductor Equipment Associates, Diversified Collection Services Inc. and San Ramon Medical Center.	16,250 (1)	12,000/—

		Shares
		Beneficially
		Owned or
		over which
		Control or
		Direction is
Nominee and Residence	Principal Occupation and Employment	Exercised	Options/DSUs

JOHN D. MCNEIL, Toronto, Ontario	John D. McNeil, 69, is a director and was appointed Chairman of the board of Fairmont on October 1, 2001. He was Chairman and Chief Executive Officer of Sun Life Assurance Company of Canada, a financial services company, from May 1988 until April 1998 and Chairman from April 1998 until April 1999. He was elected to the board of directors of CPL in 1992 and served until October 2001. He is also a director of Sun Life Assurance Company of Canada, Sun Life Financial Services of Canada Inc., Shell Canada Limited, CP Ships Limited, DWL Incorporated, Hampton Re Holdings Ltd., Hampton Re Limited and The Canadian Ditchley Foundation.	3,000 (2)	12,000/—

DAVID P. O’BRIEN, Calgary, Alberta	David P. O’Brien, 61, is Chairman of EnCana Corporation, an oil and gas company, a position he has held since April 2002. From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer and a director of PanCanadian Energy Corporation. Prior to October 1, 2001, Mr. O’Brien was the Chairman, President and Chief Executive Officer of CPL, positions that he had held from May 1996. Mr. O’Brien was first elected as a director of CPL in 1995 and served until October 2001 and has been a member of the board of Fairmont since then. He is also a director of EnCana Corporation, Royal Bank of Canada, TransCanada PipeLines Limited, Air Canada, Inco Limited, Molson Inc., the C.D. Howe Institute, and a member of the board of governors of the University of Calgary.	7,785	52,000/849

JOHN L. SHARPE, Scottsdale, Arizona	John L. Sharpe, 60, is the former President and Chief Operating Officer of Four Seasons Hotels Inc., a hotel management company, positions he held from 1995 to 1999. He also served on the board of directors of Four Seasons Hotels Inc. from 1984 to 1999. He serves as a trustee of the Culinary Institute of America, as a member of the Cornell University Council and as Chairman of the Industry Advisory Board for the School of Hotel Administration at Cornell University. He was appointed to the Fairmont board in October 2001.	500	12,000/1,748

L. PETER SHARPE, Toronto, Ontario	L. Peter Sharpe, 56, was appointed President and Chief Executive Officer of Cadillac Fairview Corporation Limited, a real estate company, in April 2000. Prior to this appointment, Mr. Sharpe was Executive Vice President, The Cadillac Fairview Corporation Limited, a position he held from January 1995. Mr. Sharpe also serves as a director of The Sunnybrook Foundation and the Canadian Institute of Public and Private Real Estate Companies. He was appointed to the Fairmont board in October 2001.	1,500	12,000/869

\

		Shares
		Beneficially
		Owned or
		over which
		Control or
		Direction is
Nominee and Residence	Principal Occupation and Employment	Exercised	Options/DSUs

ROBERT S. SINGER, Milan, Italy	Robert S. Singer, 51, was appointed Executive Vice President and Chief Financial Officer of Gucci Group N.V., a luxury goods manufacturer and retailer, in 1999, and has held the position of Chief Financial Officer since 1995. He was an Audit Partner at Coopers & Lybrand, Audit Firm, in Milan, Italy, from 1987 and a member of its Executive Committee since 1994.	—	—/—

CAROLE S. TAYLOR, Vancouver, British Columbia	Carole S. Taylor, 57, was appointed Chair of the board of directors of CBC/Radio-Canada, a public broadcaster, in July 2001. She was the Chair of Canada Ports Corporation from 1997 until 1999. During that time she also served as Chair of the Vancouver Port Corporation. Prior to her involvement with the Ports system, she was elected to the Vancouver City Council for two terms. Currently she is Past Chair of the Vancouver Board of Trade, as well as a director HSBC Bank USA, HSBC Bank USA Inc., HSBC Bank North America Inc., HSBC Holdings PLC and Canfor Corporation. Ms. Taylor was a director of CPL from 1999 until October 2001 and has been a director of Fairmont since then.	4,539 (3)	12,000/—

(1)	1,250 shares held in the name of MacNaughton Family Foundation

(2)	500 shares held jointly with spouse

(3)	751 shares held by spouse

     The information disclosed above as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Fairmont, has been furnished by each of the nominees.

Approval and Reconfirmation of Shareholder Rights Plan

     On July 30, 2001, the board of directors of CPL approved a shareholder rights plan (the “Original Rights Plan”). The Original Rights Plan took effect on October 1, 2001, the effective date of the Arrangement (the “Effective Date of the Arrangement”), and was confirmed and approved by shareholders at the Corporation’s last annual and special meeting (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan will terminate in accordance with its terms at the end of the Meeting unless it is reconfirmed at the Meeting by shareholders. The shareholders will be asked at the Meeting to adopt a resolution in the form set out in Appendix A hereto (the “Rights Plan Resolution”) approving and reconfirming the Amended and Restated Rights Plan.

     The purpose of the Rights Plan Resolution is to enable the Corporation to continue to have in place the protection afforded by the Amended and Restated Rights Plan, which is in a form similar to that adopted by many Canadian corporations.

     At the present time, the Corporation has no knowledge of any take-over bid, or any intended take-over bid, from any person.

     The Amended and Restated Rights Plan does not in any way alter the financial condition of the Corporation or its current business plans.

     Background

     The primary objective of the Amended and Restated Rights Plan is to provide the board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder an equal opportunity to participate in such a bid. The Amended and Restated Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Amended and Restated Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board.

     In recommending the Amended and Restated Rights Plan, the board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation.

     The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Corporation:

(i)	Time – Current legislation permits a take-over bid to expire 35 days (21 days in the Province of Quebec) after it is initiated. The board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision.

(ii)	Pressure to Tender – A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Amended and Restated Rights Plan provides the shareholder with a tender approval mechanism, which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(iii)	Unequal Treatment: Full Value – While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Corporation may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

     While the Amended and Restated Rights Plan is intended to regulate certain aspects of take-over bids for the Corporation, it is not intended to deter a bona fide attempt to acquire control of the Corporation if the offer is made fairly. The Amended and Restated Rights Plan does not diminish or otherwise affect the duty of the board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the shareholders.

     Summary of the Amended and Restated Rights Plan

     The following is a summary of the principal terms of the Amended and Restated Rights Plan. A shareholder or any other interested party may obtain one or more copies of the Amended and Restated Rights Plan by contacting the Senior Vice President, General Counsel and Secretary of the Corporation at Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, MSK 1B7.

     Effective Date – If approved by the shareholders at the Meeting, the Amended and Restated Rights Plan will take effect immediately after the Meeting (the “Effective Date of the Rights Plan”).

     Term – If the Amended and Restated Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of the Corporation to be held in 2004 unless the Amended and Restated Rights Plan is reconfirmed at that meeting by the shareholders. If the Amended and Restated Rights Plan is so reconfirmed, it will then need to be reconfirmed at subsequent annual meetings. If the Amended and Restated Rights Plan is not reconfirmed, it will terminate.

     Issue of Rights – On the Effective Date of the Rights Plan, each right (a “Right”) issued under the Original Rights Plan will continue to be issued and attached to each outstanding Fairmont share.

     Rights Exercise Privilege – The Rights will separate from the Fairmont shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Fairmont shares, other than by an acquisition pursuant to a take-over bid permitted by the Amended and Restated Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the Fairmont shares, other than by way of a Permitted Bid or a treasury issue, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, other than those held by an Acquiring Person, will permit the purchase of Fairmont shares at a 50% discount to their market price by holders of Rights.

     Certificates and Transferability – Prior to the Separation Time, the Rights are evidenced by a legend imprinted on the Fairmont share certificates and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

     Permitted Bid Requirements – The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all shareholders of the Corporation;

(iii)	the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the shares of the Corporation held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(iv)	if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than ten business days from the date of such public announcement.

     The Amended and Restated Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

     Waiver – The board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Amended and Restated Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the takeover bid is made by a take-over bid circular to all holders of shares of the Corporation. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Amended and Restated Rights Plan has been waived.

     Redemption – The board with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

     Amendment – Prior to the Meeting, the board may make any changes to the Amended and Restated Rights Plan which the board acting in good faith may deem necessary or desirable without the approval of any holders of Rights or shares. After the Meeting, the board may amend the Amended and Restated Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Amended and Restated Rights Plan to maintain its validity due to changes in applicable legislation.

     Board of Directors – The Amended and Restated Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the Corporation. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

     Exemptions for Investment Advisors – Investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of the Corporation are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

     The board of directors has determined that continuing to have the Amended and Restated Rights Plan is in the best interests of the shareholders and therefore recommends that the shareholders vote to approve the Rights Plan Resolution. The Rights Plan Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the Original Rights Plan will terminate.

COMPENSATION AND OTHER INFORMATION

     The following is information concerning the compensation of the directors and the Named Executive Officers of Fairmont for 2002.

COMPENSATION OF DIRECTORS

     Cash Compensation

     Each director of the Corporation who is not an employee of Fairmont is paid a basic annual retainer of $20,000. The non-executive Chairman of the board of directors is paid an additional retainer of $65,000. An additional amount of $2,000 per year is paid to a director for each committee on which he or she sits, and an additional amount of $3,000 per year is paid to the Chairman of each committee of the board, or $5,000 in the case of the Chairman of the Audit Committee. A fee of $1,500 is paid to each director for each board meeting attended and a fee of $1,000 is paid to each committee member for each committee meeting attended, up to a maximum of $3,000 per day. Mr. Fatt, as a salaried officer of Fairmont, is not compensated for serving as a director. Directors are reimbursed for their costs in travelling to and attending board or committee meetings. Non-employee directors are also eligible to participate in the Directors’ Deferred Share Unit Plan and the Directors’ Stock Option Plan that are summarized below.

     Directors’ Deferred Share Unit Plan

     The Deferred Share Unit Plan for directors of Fairmont was established to provide directors with an opportunity to receive some or all of their directors’ compensation in the form of deferred share units (“DSUs”). DSUs are bookkeeping entries on the books of Fairmont, each of which will have a value equal to the value of one common share of the Corporation. Prior to the beginning of each calendar year, directors must elect the percentage of their total compensation as directors they wish to receive that year in DSUs; directors may elect to receive up to all of their compensation for the next year in DSUs. During the year, instead of receiving directors’ fees in cash, on each directors’ fee payment date directors who have elected to receive DSUs will be credited in their DSU account with the number of common shares which have a value equal to the fees payable on that date. In addition, any dividends paid on the common shares will be credited to the directors’ DSU accounts in the form of additional DSUs. DSUs may not be redeemed or “cashed” until a director ceases to be on the board. At any time from the date a director ceases to be on the board until December 15 of the year following that date, a director may elect to redeem the DSUs and to receive the value of DSUs in his or her account. The number of DSUs in the account will then be multiplied by the share price on the date of redemption of the DSUs and the director will be paid that amount, less any applicable deductions. Alternatively, a director may elect to have the Corporation purchase shares in the market on behalf of the director instead of paying cash.

     Directors’ Stock Option Plan

     The purpose of the Directors’ Stock Option Plan is to promote a proprietary interest in Fairmont among its directors, align the interests of the directors more closely to those of other shareholders and assist the Corporation in retaining and attracting individuals with the experience and ability to act as directors of Fairmont. An initial grant of 8,000 options has been made to each non-employee director and will be made for each person who subsequently becomes a non-employee director. An annual grant of 4,000 options will also be made to each non-employee director.

The exercise price of an option is the closing price of a board lot of shares on the Toronto Stock Exchange (the “TSX”) on the grant date. An option may be exercised by an optionholder from time to time on and after the grant date, as to 100% of the optioned shares or any part thereof. The expiry date of an option is normally ten years after the grant date.

REPORT ON EXECUTIVE COMPENSATION

General

     The Management Resources and Compensation Committee of the board of directors (the “Compensation Committee”) is composed of three directors of the Corporation who are neither current nor former officers or employees of Fairmont. The Compensation Committee is responsible for, among other matters, the review and determination of executive compensation and recommending to the board the compensation to be paid to executive officers of Fairmont and major policy changes. The Compensation Committee assesses the performance of the Chief Executive Officer and determines his compensation based on the attainment of objectives set by the board that are consistent with Fairmont’s strategic plan and that are reflected in the performance criteria of the Corporation’s incentive plans.

Principles of Executive Compensation

     The Compensation Committee annually obtains advice from a leading independent compensation consulting firm with respect to the components of its executive compensation package and the appropriate levels of compensation for each individual executive. Fairmont operates in a highly competitive hospitality market. As the Corporation continues to expand in its North American marketplace, its compensation programs need to offer sufficient flexibility to reflect North American compensation structures, where appropriate, while maintaining competitive compensation costs in local markets.

     Total compensation for executive officers consists of a base salary, an annual bonus opportunity, stock-based compensation and benefits. The bonus and stock-based incentive compensation of Fairmont is designed to focus on shareholder value creation and operating performance improvement.

Base Salary and other Cash Compensation

     The Compensation Committee has set the base salaries of the Fairmont executive officers following a review of market data. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure they reflect the contribution of each officer. In establishing the base salaries, the Compensation Committee uses a benchmark of average base salaries paid to the senior executive officers of leading North American lodging companies.

     Fairmont’s Short-Term Incentive Plan provides an opportunity for participants to earn an annual cash award based on the achievement of financial targets. Financial performance is measured by comparing actual results against targets established at the beginning of the year. Potential awards are expressed as a percentage of base salary. For the senior executive officers of Fairmont, potential awards range between 50% and 80% of base salary when targets are met and between 100% and 160% of base salary when exceptional performance is achieved.

Chief Executive Officer Compensation

     The pay-for-performance philosophy of Fairmont’s executive compensation program applies equally to the Chief Executive Officer of the Corporation. The compensation of the Chief Executive Officer of Fairmont was recommended by the Compensation Committee and approved by the board of directors after careful assessment of his personal contribution to the performance of Fairmont. The assessment of the Chief Executive Officer’s performance was based on a number of quantitative and qualitative factors which included corporate financial results, strategic planning and initiatives, personal leadership and business acumen.

     The Chief Executive Officer is entitled to certain severance benefits pursuant to his severance agreement with the Corporation. See “Severance Agreements” below.

Stock-Based Compensation Programs

     Key Employee Stock Option Plan

     The purpose of Fairmont’s key employee stock option plan (“KESOP”) is to assist and encourage key officers, employees and consultants of Fairmont and its subsidiaries and certain persons employed at hotel properties managed by the Corporation or its subsidiaries, to work towards and participate in the growth and development of Fairmont and its subsidiaries by granting stock options to such persons. Participants are granted a number of options which are exercisable during a ten-year period from the date of grant, after a vesting period, at the closing price of a board lot of the shares on the TSX on the day preceding the date of grant. Unless modified by the board of directors, the terms of the KESOP provide that half of options become exercisable on the second anniversary of the grant and the balance on the third anniversary.

     Stock appreciation rights (“SARs”) may also be granted to participants under the KESOP at the same time as the grant of an option. SARs, if granted, have the following terms: (a) one SAR is granted for every two optioned shares; (b) the reference price for a SAR is the same as the exercise price of the related option; (c) SARs may be exercised from time to time by an optionholder on and after the third anniversary of the grant date; (d) exercise of SARs results in a reduction in the number of optioned shares on the basis of one optioned share for each exercised SAR; (e) exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each optioned share purchased in excess of 50% of the number of optioned shares; and (f) the expiry date of a SAR is ten years after the grant date. Fairmont will pay to the optionholder, for each exercised SAR, an amount equal to the closing price of a board lot of the shares on the TSX on the day of exercise, less the exercise price.

     Executive Deferred Share Unit Plan

     In connection with the Arrangement, the board of Fairmont approved the adoption of a deferred share unit plan (the “Executive DSU Plan”). The Executive DSU Plan was designed to align the interests of participating executives of Fairmont and the shareholders of Fairmont by providing participants with the equivalent of an equity stake in Fairmont, prior to the date upon which the participants would be granted options under the KESOP. The Executive DSU Plan was intended to replicate the economic value to the participating executives of stock options, while recognizing that stock options could not be granted until after the completion of the Arrangement. Outstanding Fairmont deferred share units (the “Executive DSUs”) are book keeping entries on the books of Fairmont, each of which will have a value equal to the value of one Fairmont share when paid in July 2004. In July 2001, participants were granted the right to receive a number of Executive DSUs calculated with reference to both the number of options to be granted to them following the completion of the Arrangement and the increase in the share price of Fairmont shares from a base of $15.65 per share to the market value of the Fairmont shares on the date of grant of options under the KESOP, subject to a maximum increase of $3.13 per Fairmont share.

     In October 2002, the Compensation Committee approved the acceleration and wind-up of the Executive DSU Plan for executives who opted to accelerate their Executive DSUs and to use the after-tax proceeds to purchase shares in the open market, thereby increasing their respective share ownership in the Corporation with the goal of achieving the minimum share ownership levels described below under “Fairmont Share Ownership Guidelines”. All participants in the Executive DSU Plan opted to accelerate their DSUs and purchase shares except for Mr. Fatt due to the fact that he already holds a significant number of Fairmont shares. The shares acquired by the participating executive officers are subject to security arrangements which do not expire until July 2004. Should a participating executive’s employment with Fairmont terminate prior to July 2004 in circumstances which would result in the executive forfeiting stock options granted under the KESOP, the after-tax value of these shares will be forfeited to the Corporation. As part of the acceleration of the Executive DSUs, Executive DSU entitlements were grossed up for tax purposes in order to provide participants with the same after-tax value as would have been the case had the acceleration of the Executive DSUs been the exercise of stock options. In order to be entitled to the acceleration of the Executive DSUs, participating executives were required to exercise their vested options under the KESOP and to retain a net number of shares with a value equal to the after-tax proceeds from this exercise of options, to be credited towards the Corporation’s minimum share ownership levels.

Pension Plans and Retirement Benefits

     Fairmont maintains contributory defined benefit pension plans (the “Basic Plans”) pursuant to which pensions are paid to eligible officers and employees of the Corporation at retirement. Under the Basic Plans, the amount of pension is based on the sum of: (a) 1.3% of the average of the best five consecutive years or final 60 months of pensionable earnings (wages or salary) up to the Canada Pension Plan maximum pensionable earnings, multiplied by credited years of service; and (b) 2% of the average of the best five consecutive years or final 60 months of pensionable earnings in excess of the Canada Pension Plan maximum pensionable earnings multiplied by credited years of service. Credited years of service are limited to 35 years. The normal retirement age under the Basic Plans is 65. The pension is payable for the lifetime of the former member and continues to the surviving spouse at a rate of 50% or at a rate determined in accordance with the actuarial principles set out in the Basic Plans. Under the Basic Plans, the pension is limited to the maximum under the Income Tax Act (Canada).

     Fairmont also maintains non-contributory supplemental pension plans (the “Supplemental Plans”) in which executive officers and senior managers participate. The Supplemental Plans provide pension benefits in excess of the maximum provided under the Basic Plans. Short-term incentive plan awards (i.e. annual bonus) are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual’s target award level at retirement). The Supplemental Plans provide additional benefits for executives who join a Basic Plan in mid-career.

     The following table shows the aggregate annual retirement benefit payable under the Basic Plans and Supplemental Plans to participants in the specified compensation and years of service categories assuming retirement at age 65 based upon the defined benefit pension provisions in effect during 2002.

PENSION PLAN TABLE

	Years of Service

Remuneration	15	20	25	30	35
($)	($)	($)	($)	($)	($)
200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000	104,000 160,000 218,000 275,000 336,000 393,000 455,000 513,000 571,000	116,000 177,000 240,000 301,000 366,000 428,000 493,000 556,000 618,000	124,000 189,000 255,000 321,000 388,000 453,000 521,000 586,000 652,000	130,000 198,000 266,000 334,000 403,000 471,000 540,000 609,000 677,000	134,000 204,000 274,000 344,000 414,000 484,000 554,000 624,000 694,000

     The respective years of credited service for pension plan purposes as of December 31, 2002, and at age 65 for the Named Executive Officers are: Mr. Fatt, 15 and 28; Mr. Cahill, 10 and 25; Mr. Patava, 12 and 28; and Mr. Williams, 8 and 13.

     Officers of the Corporation located in the United States are entitled to participate in the Fairmont Hotels & Resorts Retirement Plan for U.S. Employees. This plan provides an employer match of 50% of the first 6% of an employee contribution. The total amount of the contribution is limited to the legal maximum established by the Internal Revenue Service. Officers are also entitled to participate in a deferred compensation arrangement which provides for a company match of 50% of the first 10% of employee deferral, less any amount matched under the Fairmont Hotels & Resorts Retirement Plan for U.S. Employees.

     Mr. Storey also participates in the Fairmont Hotels & Resorts Salary Continuation Plan, which provides a 10-year benefit of 40% of the average of the final five years total compensation beginning at age 65. No benefit is payable for participants leaving the Corporation prior to age 60. As of December 31, 2002, and at age 65, Mr. Storey would have 2 and 20 years credited service, respectively.

     Upon retirement, Named Executive Officers are entitled to certain life insurance, medical and dental benefits, and are also able to participate in the Fairmont employee hotel accommodation program, which provides for discounted hotel room rates and food and beverage charges.

Fairmont Share Ownership Guidelines

     The Compensation Committee has agreed that the minimum stock ownership for executive officers should be three times 2001 base salary for the Chief Executive Officer and two times 2001 base salary for other senior executives. With a reference price of Cdn$25.00 per share, the following are the minimum share ownership levels for the Named Executive Officers: Mr. Fatt, 69,000 shares; Mr. Cahill, 33,600 shares; Mr. Storey, 33,000 shares; Mr. Patava, 24,800 shares; and Mr. Williams, 26,800 shares.

     In connection with achieving these minimum share ownership levels, the Named Executive Officers and the Corporation effected the arrangements described under “Stock-Based Compensation Programs – Executive Deferred Share Unit Plan”. In addition, and in furtherance of these ownership levels, the Compensation Committee adopted a policy that one-third of the after-tax Short-Term Incentive Plan bonus paid to all executive officers shall be paid in shares of Fairmont acquired in the secondary market, unless the executive officer purchased an equal value of shares in the preceding year.

     The non-executive directors are subject to a minimum stock ownership guideline of $100,000 worth of shares. The directors DSUs are taken into account in the calculation of their minimum shareholdings. Executive officers and directors will be entitled to achieve the applicable minimum level of share ownership over a five-year period from the date of their respective appointments or election, as applicable.

Severance Agreements

     The Named Executive Officers are entitled to receive, pursuant to the terms of severance agreements between Fairmont and the Named Executive Officers, severance benefits if a change in control of the Corporation occurs and, within the three-year period following the change in control, the individual’s employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for defined reasons such as a change in responsibilities or a reduction in salary or benefits. In such event, the Named Executive Officer will receive: accrued salary to termination; up to 24 months salary, and in the case of the CEO, 36 months salary; amounts under the long term incentive plan, deferred share unit plan, key employee stock option plan, and the short term incentive plan of the Corporation, as applicable; life and health insurance for up to 24 months and in the case of the CEO, 36 months; pay for vacation not-taken; career counselling until new employment found, and financial counselling, costs of annual physical examination and club fees for up to 24 months, and in the case of the CEO, 36 months, or a lump sum payment equal to three times these perquisites in the termination year; option to purchase company car, plus expenses for its use for up to 24 months, and in the case of the CEO, 36 months; lump sum payment equal to the present value of any housing loan; assistance for relocating in next 12 months, including a lump sum payment for loss of market value; a lump sum for professional membership fees for up to 24 months and in the case of the CEO, 36 months; lump sum payment equivalent to pension benefits and retirement arrangements and to non-registered pension benefits; and legal fees and expenses arising from termination. The Named Executive Officer is not required to mitigate the amount of any payment provided for by seeking other employment or otherwise, nor will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment. As a result of the completion of the Arrangement in October 2001, Mr. Fatt’s severance agreement entitles him to these benefits if he ceases to be employed by the Corporation prior to October 2004.

Report of the Management Resources and Compensation Committee

     The foregoing report has been made by the members of the Compensation Committee of the board of directors of Fairmont:

STEPHEN E. BACHAND (Chairman)
ALLAN R. TAYLOR
CAROLE S. TAYLOR

Fairmont

     The following graph compares the total cumulative return for Cdn$l00 invested in shares on October 3, 2001, with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Hotels Index, to December 31, 2002.

Cumulative Shareholder Return $ 140 $ 130 $ 120 $ 110 $ 100 $ 90
10/1/2001 12/31/2001 12/31/2002
FHR S&P 500 Hotels Index S&P/TSX Composite Index

	FHR	S&P 500 Hotels Index	S&P/TSX Composite Index

10/1/2001 12/31/2001 12/31/2002	100.00 135.46 131.00	100.00 131.84 116.32	100.00 113.08 97.29

OFFICERS’ REMUNERATION

     The following table sets out, for the periods indicated, the compensation of the Named Executive Officers of Fairmont for the financial year ended December 31, 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation

					Awards		Payouts

					Securities
					Under
					Options	Restricted
				Other Annual	& SARs	Shares or	LTIP	All Other
Name and		Salary	Bonus	Compensation	Granted	Restricted	Payouts	Compensation
Principal Position	Year	($)	($)(b)	($)(d)	(#)(e)	Share Units	($)	($)

WILLIAM R. FATT,	2002	550,000	733,000	36,905	59	N/A	—	12,859
Chief Executive	2001	365,125	1,016,000 (c)	—	885,800 (f)	N/A	1,601,088	16,978 (g)
Officer	2000	333,375	254,000	—	45,000	N/A	—	16,978 (g)
CHRIS J. CAHILL,	2002	350,000	408,000	602,374	40,385	N/A	614,477	—
President and Chief	2001	266,700	—	—	267,900	N/A	—	—
Operating Officer	2000	254,000	154,686	—	—	N/A	—	—
TOM W. STOREY,	2002	300,000	300,000	272,392	27,523	N/A	129,938	—
Executive Vice	2001	242,099 (a)	110,000	—	171,456	N/A	—	—
President, Business	2000	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Development and Strategy
M. JERRY PATAVA,	2002	235,000	235,000	347,241	25,858	N/A	396,850	—
Executive Vice President,	2001	196,850	63,500	—	171,456	N/A	—	—
Chief Financial Officer	2000	171,450	91,361	—	—	N/A	—	—
JOHN WILLIAMS,	2002	250,000	208,000	289,139	19,401	N/A	336,956	—
Executive Vice	2001	212,725	—	—	128,592	N/A	—	—
President, Operations	2000	190,500	101,879	—	—	N/A	—	—

     (a)  Mr. Storey was hired on February 15, 2001 and therefore amount shown is actual salary paid for the year 2001.

     (b)  Unless otherwise indicated, amounts referred to in this table as “Bonus”are paid under the Fairmont Hotels & Resorts STIP and were actually paid in the first quarter of the immediately succeeding year.

     (c)  Represents operating and restructuring bonuses paid in October 2001 on successful completion of the Arrangement.

     (d)  Includes amounts grossed up for tax purposes pursuant to the acceleration of the Executive DSU Plan and subsequent purchase of shares. See “Stock-Based Compensation – Executive Deferred Share Unit Plan”.

     (e)  Includes dividend equivalents earned under the Fairmont DSU Plan.

     (f)  Includes 350,000 CPL SAR’s, 500,000 options under the Fairmont KESOP, and 35,800 Executive DSUs.

     (g)  Represents directors fees paid to Mr. Fatt by PanCanadian Petroleum Limited, an affiliate of Corporation prior to the completion of the Arrangement.

OPTION AND SAR GRANTS DURING 2002

     The table below sets out information regarding grants of stock options and SARs to the Named Executive Officers during the financial year ended December 31, 2002.

				Market Value
				of Securities
		% of Total Options		Underlying Options
	Securities Under	& SARs Granted	Exercise or	& SARs on the
	Options &	to Employees in	Base Price	Date of Grant
	SARs Granted	Financial Year	($/Security)	($/Security)	Expiration Date
Name	(a)	(a)	(a)	(a)	(a)

WILLIAM R. FATT	—	—	—	—
(b)	59	34.97%	23.70	23.70	July 3, 2004
CHRIS J. CAHILL	40,356	19.33%	23.48	23.10	Dec. 19, 2012
(b)	29	17.48%	23.70	23.70	July 3, 2004
TOM W. STOREY	27,504	13.18%	23.48	23.10	Dec. 19, 2012
(b)	19	11.19%	23.70	23.70	July 3, 2004
M. JERRY PATAVA	25,839	12.38%	23.48	23.10	Dec. 19, 2012
(b)	19	11.19%	23.70	23.70	July 3, 2004
JOHN WILLIAMS	19,387	9.29%	23.48	23.10	Dec. 19, 2012
(b)	14	8.39%	23.70	23.70	July 3, 2004

(a)	Unless otherwise indicated, represents options granted under the KESOP.

(b)	Represent DSUs granted to reflect dividend payments on DSUs under the Executive DSU Plan. See “Stock-Based Compensation Programs – Executive Deferred Share Unit Plan”.

AGGREGATED OPTION AND SAR EXERCISES DURING 2002 AND
YEAR-END OPTION AND SAR VALUES

     The following table summarizes for each of the Named Executive Officers the aggregated option and SAR exercises during 2002 and the option and SAR values at December 31, 2002.

			Unexercised	Value of Unexercised
			Options &	in-the-money Options &
	Securities		SARs at Financial	SARs at Financial
	Acquired on	Aggregate	Year-End Exercisable	Year-End Exercisable
	Exercise	Value Realized	/Unexercisable	/Unexercisable
Name	(#)(a)	($)(a)	(#)(a)	($)(a)

WILLIAM R. FATT	—	—	116,937/400,000	856,354/2,496,820
(b)	—	—	—/35,859	—/833,854
CHRIS J. CAHILL	50,000	304,483	6,250/240,356	86,439/1,248,410
(c)	14,139	325,338	—/—	—/—
TOM W. STOREY	32,000	194,869	—/155,504	0/798,983
(c)	6,536	150,393	—/—	—/—
M. JERRY PATAVA	32,000	194,869	7,378/153,839	96,127/798,983
(c)	9,049	208,217	—/—	—/—
JOHN WILLIAMS	24,000	146,152	—/115,387	—/599,237
(c)	6,787	156,169	—/—	—/—

(a)	Unless otherwise indicated, the amounts relate to options granted under the KESOP.

(b)	Represents Mr. Fatt’s DSUs under the Executive DSU Plan. See “Stock-Based Compensation Programs – Executive Deferred Share Unit Plan”.

(c)	Represents DSUs which were accelerated under the Executive DSU Plan. See “Stock-Based Compensation Programs – Executive Deferred Share Unit Plan”.

ADDITIONAL ITEMS

Directors’ and Officers’ Liability Insurance

     Fairmont

     Fairmont maintains Directors’ and Officers’ Liability Insurance with policy limits of $125,000,000 in the aggregate, subject to a deductibles of either $250,000 or $500,000 ($250,000 for all claims other than those related to securities type losses) for each loss. Generally, under this insurance, Fairmont is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are insured for losses arising during the performance of their duties for which they are not indemnified by Fairmont. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions) and claims brought by a director or officer against another director or officer or by Fairmont against a director or officer except for shareholder derivative actions. For the year ended December 31, 2002, the total annual premium in respect of such insurance was $755,550 which was paid entirely by Fairmont. The aggregate amount of the premium paid by the directors and officers of Fairmont in respect of the year 2002 was approximately $180 and $211 respectively.

Corporate Governance

     Fairmont’s board of directors and management are committed to high standards of corporate governance. Governance involves board and management processes and systems designed with the objective of enhancing shareholder value.

     With shares listed on exchanges in Toronto and New York, Fairmont regularly reviews its governance policies and practices against international standards under the direction of its Corporate Governance and Nominating Committee. As a result, Fairmont’s corporate governance practices in many instances exceed the requirements of the Guidelines for Improved Corporate Governance in Canada (“TSX Principles”) and the existing standards applicable to NYSE listed companies (“NYSE Standards”). Fairmont’s “Statement of Corporate Governance Practices” is attached to the Circular as Appendix B. It has been approved by the Corporate Governance and Nominating Committee of the board and by the board as a whole. The board also has approved a detailed set of internal corporate governance guidelines that describe Fairmont’s governance systems in greater detail. A copy of these guidelines is available from the Senior Vice President, General Counsel and Secretary of the Corporation.

     Throughout 2002, under the direction of the Corporate Governance and Nominating Committee, Fairmont continued to pursue its policy of continuously improving corporate governance practices. Objectives include promoting management accountability and enabling the board to act effectively and independently. Over the last eighteen months, various governance initiatives have included:

(a)	committee review of each of the charter documents for board committees;

(b)	the introduction of practices whereby directors provide feedback to the Corporation on the quality and timeliness of information provided to the board in connection with the exercise of its responsibilities;

(c)	committee review of compensation paid to directors to ensure remuneration is appropriate to enable Fairmont to attract the individuals it requires to serve on its board of directors; and

(d)	committee review of internal controls and procedures.

     The board discharges its responsibilities directly and through committees. The board has assumed overall responsibility for the stewardship of the business and the affairs of the Corporation. At regularly scheduled meetings, members of the board and management discuss a broad range of issues relevant to Fairmont’s strategy and business interests. In doing so the board reviews, discusses and approves Fairmont’s strategic planning and organizational structure and supervises management in its implementation of approved strategies and related budgets and business plans. The board also receives reports from management on Fairmont’s operational and economic performance.

     Critical to the board’s activity is the functioning of its committees. The four standing committees of the board are composed of the following individuals:

Audit Committee: Messrs. Taylor (Chairman), MacNaughton, McNeil, J. Sharpe and P. Sharpe.

     Corporate Governance and Nominating Committee: Messrs. McNeil (Chairman), Bachand and P. Sharpe.

     Management Resources and Compensation Committee: Messrs. Bachand (Chairman), Taylor and Ms. Taylor.

     Environmental and Safety Committee: Messrs. J. Sharpe (Chairman), O’Brien and Ms. Taylor.

     The board does not have an executive committee.

     Fairmont has a Code of Ethics which applies to all of its employees, directors and officers. This code addresses the importance of ethical and honest behaviour. It addresses conflict of interest and the importance of compliance. The code also promotes the protection of the Corporation’s assets, including the protection of its confidential information, and promotes strict adherence to laws such as disclosure laws. The objectives of the code are monitored through the Corporation’s internal control systems and violations of the code can lead to disciplinary action. It is the policy of Fairmont to report waivers of the Code of Ethics on a periodic basis in its public filings. Any such waivers are approved by the board. The Code of Ethics is an integral part of the Corporation’s approach to governance. A copy of the Code of Ethics can be found on the Corporation’s website.

Shareholder Proposals

     For the next annual meeting of the Corporation, shareholders must submit any proposal that they wish to be considered at such meeting by December 7, 2003.

Directors’ Approval

     The contents of this Circular and the sending of it to each shareholder entitled to receive notice of the Meeting, to each director, to the auditors of Fairmont and to the appropriate governmental agencies, have been approved by the board of directors of Fairmont.

TERENCE P. BADOUR Senior Vice President, General Counsel and Secretary Dated at Toronto, Ontario March 6, 2003

APPENDIX A

RESOLUTION REGARDING
THE SHAREHOLDER RIGHTS PLAN

RESOLVED THAT:

the amended and restated shareholder rights plan of the Corporation, as described in the Management Proxy Circular for the Annual and Special Meeting of the Corporation dated March 6, 2003, is hereby approved and reconfirmed.

A-1

APPENDIX B
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Fairmont endorses practices of sound corporate governance. In accordance with applicable standards in Canada and the United States, the Corporation annually discloses its corporate governance practices. Those practices are discussed in the context of the principles set out below which reflect the guidance published by the Toronto Stock Exchange.

Principle 1: The board of directors of Fairmont is responsible for stewardship of the Corporation and without limitation, the following matters: (a) overseeing the strategic planning process of the Corporation; (b) identification of principal business risks and monitoring the effectiveness of the Corporation’s internal control and management information systems to safeguard assets and support compliance; (c) succession planning for the Corporation including appointing, monitoring, evaluating, and selecting senior management; (d) overseeing a communications policy for the Corporation; and (e) overseeing the integrity of internal control and management information systems.

     The board supervises the management of the Corporation’s businesses with a view to enhancing shareholder value. It delegates to management the authority and responsibility for day-to-day affairs.

     One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. In addition, the Corporation’s general strategies and their implementation are discussed regularly at meetings of the board. In the context of strategic planning, the board contributes to strategic direction and choices by reviewing how Fairmont identifies strategic opportunities as well as which opportunities should be pursued. Consideration is given by the board as to how the strategic environment changes over time and how the Corporation should adopt to changing circumstances.

     Essential to strategic planning is assessing and understanding business risks and related control systems. The board helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks.

     The board, through the Audit Committee and the Environmental and Safety Committee, requires management to put into place systems to address risks and to periodically report to the board on these systems and risks. Implementation of these strategies are then monitored by the board.

     While the board of directors as a whole retains plenary responsibility for the relationship with the senior officers of the Corporation, the Management Resources and Compensation Committee reviews, reports and, where appropriate, provides recommendations to the board on the appointment of officers, existing management resources and succession plans for officers, including the Chief Executive Officer.

     It is the policy of the Corporation to comply with all applicable requirements concerning public disclosure. Fairmont has adopted a general disclosure policy and related policies including a policy on selective disclosure. It has also appointed a disclosure committee comprised of senior management to monitor public disclosure and ensure compliance with all applicable requirements. In accordance with the requirements of the Sarbanes-Oxley Act of 2002, and applicable SEC releases, the Corporation’s disclosure control system also includes, in addition to such policies and its disclosure committee, a systematic process for gathering relevant information within the businesses conducted by Fairmont to ensure that the Corporation is able to meet its timely disclosure obligations in compliance with NYSE Standards and the TSX Principles. In addition, material documents such as the annual report and the annual financial statements, management’s discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the board or one of its committees, in each case before they are distributed.

     The Corporation’s investor relations personnel are required to make ongoing disclosure and to respond to inquiries from shareholders and other stakeholders with the review, as appropriate, by senior management and the board. Fairmont’s investor relations personnel are available to shareholders by telephone and fax and the Corporation maintains an extensive investor relations section on its website.

     Quarterly earnings conference calls are broadcast live over the Internet through the Corporation’s website and are accessible on a live and recorded basis by telephone. Presentations at investor conferences are promptly made available on the Corporation’s website or via telephone.

     The board has delegated responsibilities for oversight of internal control to the Audit Committee. The charter for the Audit Committee provides for Audit Committee oversight of the internal audit functions within the Corporation. As part of its oversight responsibilities, the Audit Committee meets with internal audit on a regular basis. At least annually these meetings include an in-camera meeting with internal audit. The Audit Committee oversees the integrity of the Corporation’s internal control and management information systems.

Principle 2: A majority of the Fairmont board of directors is unrelated in that they are independent from management and free from conflicts of interest.

     In determining whether or not directors are “unrelated” or independent, the board employs the general tests set out below, and in addition, takes into account various other factors, including whether or not any material payments are made by the Corporation to any directors or to any affiliates of any of the directors. The board also considers whether or not any director has served as an officer of the Corporation within the last five years. In undertaking this assessment, the board takes into account proposed amendments to the NYSE Standards as well as an overall test which involves an assessment of whether each director is independent of management and free from any interest in any business or other relationships which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of the Corporation.

Principle 3: The Corporation discloses for each director whether he or she is unrelated.

     Based on its assessments, the board has determined that Mr. Fatt and Mr. O’Brien are related, and the other proposed directors of the Corporation are unrelated.

     William R. Fatt – related – is Chief Executive Officer of the Corporation.

     David P. O’Brien – related – is former Chairman and Chief Executive Officer of the Corporation.

     With respect to the remainder of the directors, none of them or their associates could be considered to be related within the principles set out in Principle 2, above.

     Proposed directors and directors continuing in office are: Stephen E. Bachand, William R. Fatt, Michael J. Kowalski, Angus A. MacNaughton, John D. McNeil, David P. O’Brien, John L. Sharpe, L. Peter Sharpe, Robert S. Singer and Carole S. Taylor.

Principle 4: Fairmont’s Corporate Governance and Nominating Committee, composed of outside directors, is responsible for appointment of board nominees and ongoing assessment of directors.

     The mandate of the Corporate Governance and Nominating Committee of the board includes:

•	recommending candidates for election to the board;

•	reviewing, on an annual basis, credentials of nominees for re-election; and

•	recommending candidates for filling vacancies on the board.

     All members of the Corporate Governance and Nominating Committee are non-management and unrelated.

Principle 5: Fairmont’s Corporate Governance and Nominating Committee is responsible for assessing the effectiveness of the board, its committees and the contribution of individual directors.

     The mandate of the Corporate Governance and Nominating Committee includes:

•	assessing the effectiveness of the board as a whole and making recommendations to improve the board’s effectiveness;

•	reviewing the performance of the board and, to the extent deemed necessary by the committee, the performance of the Chairman of the board and individual directors; and

•	reviewing the composition of the various committees of the board and making recommendations to the board.

Principle 6: The Corporation provides orientation and education programs for new recruits to the board.

     The Corporation’s Senior Vice President, General Counsel and Secretary prepares a “Director’s Manual” for new and existing directors, which is updated annually and distributed to the full board.

     New directors will be provided with orientation sessions with key officers and are provided with an opportunity to examine key assets and learn about the industry. Presentations are made regularly to the board on different aspects of Fairmont’s business and operations.

Principle 7: The board of directors continually examines its size, with a view to improving effective decision- making and, when appropriate, will undertake programs to reduce the number of directors.

     Fairmont believes that its board must have enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The board regularly reviews the contributions of the directors and considers whether the size of the board promotes effectiveness and efficiency.

Principle 8: Fairmont’s Corporate Governance and Nominating Committee is responsible for reviewing the adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities.

     The mandate of the Corporate Governance and Nominating Committee includes reviewing and recommending the remuneration of directors to the board. In determining directors’ remuneration, the committee considers, among other factors, time commitment, compensation provided by comparable companies and risks and responsibilities.

Principle 9: The Corporation’s board committees are composed of outside directors, a majority of which are unrelated.

     Currently, all but one of the board committees are composed of only unrelated directors. Mr. O’Brien is a member of the Environmental and Safety Committee.

     The responsibilities of the board committees are as follows:

     Audit Committee: responsibilities are described under Principle 13.

     Management Resources and Compensation Committee: employment, remuneration and succession planning.

     Environmental and Safety Committee: environmental and health and safety compliance.

     Corporate Governance and Nominating Committee: responsibilities are described under Principles 4, 5, 8, 10 and 12.

     The Corporate Governance and Nominating Committee of the board is responsible to assess effectiveness of the board committees annually and report to the board on this assessment.

Principle 10: The Corporate Governance and Nominating Committee of the board is responsible for developing an approach to corporate governance issues for the Corporation.

     The mandate of the Corporate Governance and Nominating Committee includes responsibility for the board’s approach to corporate governance issues such as:

• monitoring developments in corporate governance theory and practice;

• reviewing the mandates of the board’s committees and recommending changes;

• recommending the composition of the various committees of the board; and

• undertaking such other initiatives as are needed to help the board deliver effective corporate governance.

Principle 11: The Corporation has defined limits to management’s responsibilities with position descriptions for the board and the Chief Executive Officer, and the board has approved corporate objectives which the Chief Executive Officer is responsible for meeting.

     The board’s primary responsibility is to foster the long-term success of the Corporation consistent with the board’s fiduciary responsibility to the shareholders to maximize shareholder value.

     The board of directors has plenary power. The board has adopted its own terms of reference which were prepared to assist the board and management in clarifying responsibilities and ensuring effective communication between the board and management.

     The Chief Executive Officer’s objectives are determined annually by the Management Resources and Compensation Committee. These objectives include the general mandate to manage the Corporation and its businesses, including physical, financial and human resources, and to maximize shareholder value. In addition, the board has authorized the Chief Executive Officer to approve the commitment of funds for any non-budgeted transaction (consistent with the approved business plan of the Corporation) within a set monetary limit; approve the commitment of the Corporation for any budgeted or otherwise approved transaction, regardless of the monetary limit; and authorized the Chief Executive Officer to delegate authority to other officers and employees to commit the Corporation within set monetary limits.

     The Management Resources and Compensation Committee approves the Chief Executive Officer’s general objectives on an annual basis and reviews the corporate targets for which the Chief Executive Officer has responsibility. These are then reviewed by the full board.

Principle 12: The Corporation has established procedures to enable the board to function independently of management.

     The Corporate Governance and Nominating Committee is responsible for ensuring that the board functions independently of management.

     The board acts in a supervisory role and expects management to:

•	present a comprehensive annual budget and report on Fairmont’s financial performance against the annual budget;

•	report regularly on the Corporation’s business and affairs, and on any matters of material consequence for Fairmont and its shareholders; and

•	maintain an ongoing review of the Corporation’s strategies and their implementation in light of evolving conditions.

     The board meets on a regular basis with the Chief Executive Officer and without other management present, and it meets from time to time without the Chief Executive Officer.

Principle 13: The Audit Committee of the board is composed only of outside directors and has specifically defined roles and responsibilities.

     The mandate of the Audit Committee includes:

•	monitoring audit functions and the preparation of financial statements;

•	reviewing management’s actions in relation to the preparation of financial statements and the maintenance of internal controls and the integrity of management information systems;

•	reviewing the Corporation’s financial reporting in connection with the annual audit and the preparation of financial statements;

•	discussing with management the Corporation’s policies and procedures for risk management;

•	reviewing audit plans of the internal and external auditors;

•	recommending external auditors and their fees; and

•	meeting with the internal and external auditors independently of management.

     All members of the Audit Committee are non-management and are unrelated directors.

Principle 14: Fairmont has implemented a system to enable individual directors to engage outside advisors at the Corporation’s expense.

     Individual directors may, with the authorization of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Corporation.

     The Management Proxy Circular dated March 1, 2002 for the Corporation’s last annual meeting has been filed with the securities commissions or similar authorities in Canada. The Annual Information Form of Fairmont for the year ended December 31, 2001, dated March 28, 2002, has also been filed with the securities commissions or similar authorities in Canada, and under cover of Form 40-F with the U.S. Securities and Exchange Commission. The 2003 Management Proxy Circular, and the Annual Information Form for the year ended December 31, 2002 (on or about May 19, 2003), will be available without charge to Fairmont’s shareholders, upon request to the Senior Vice President, General Counsel and Secretary of Fairmont Hotels& Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

     Canadian Mail Service Interruption: If there is a mail service interruption in Canada prior to mailing by a shareholder of a completed proxy to Fairmont’s transfer agent, Computershare Trust Company of Canada, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 530 – 8th Avenue S.W., Suite 600 Calgary	Ontario 100 University Avenue, 9th Floor Toronto

British Columbia 510 Burrard Street, 2nd Floor Vancouver	Quebec 1500 University Street, Suite 700 Montreal